Exhibit 99.5

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL ENERGY REPORTS SECOND QUARTER RESULTS

JAKARTA, Indonesia – February 11, 2015 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging international energy investment company focused on connecting developing countries to a hybrid of mixed renewable, alternative and conventional energy, today announced the financial results for its second quarter of fiscal 2015 ended December 31, 2014.

Current Working Capital – As at December 31, 2014, the Company’s interim statements reflect a working capital deficiency of $541,242 compared to a deficiency of $693,794 as at June 30, 2014, the end of the 2014 fiscal year. A short term loan in the amount of $750,000 was converted to common shares during the first quarter of fiscal year 2015 and the sale of the Norwegian subsidiary was completed during the second quarter that resulted in $200,000 of additional cash. However, current assets were reduced by $565,596 of subsidiary assets held for sale.

Operations – Overall, the Company incurred a loss from operations during the current quarter of $335,998 compared to a loss of $341,133 for the comparative quarter in the prior year. The Company completed the sale of its Norwegian subsidiary, Visionaire Energy during the Current Quarter for cash proceeds of $200,000 and the return of 20,000,000 common shares of the Company, with a fair value of $400,000. The book value of the net assets of Visionaire Energy, compared with the sales proceeds and the recycling of the related foreign exchange resulted in a loss of $159,837. The Company uses equity accounting for the losses of its Norwegian affiliates. Total equity loss during the current quarter was $nil compared to $177,382 for the comparative quarter as a result of the discontinued operations of the Company’s investment in the affiliates effective 30 June 2014. Cash used in operating activities during the current quarter was $171,848 compared to $94,624 used in the second quarter of fiscal 2014. The change is attributable to higher activity and more funds being available to the Company during the current quarter.

Full financial results including the Company’s unaudited, condensed interim financial statements and management’s discussion and analysis for its second quarter of fiscal 2015 are available for download from the SEDAR website at www.sedar.com.

For more information, visit our website at www.continentalenergy.com.

Robert Rudman	Trevor Heisler
Chief Financial Officer	Investor Relations
Continental Energy Corporation	Heisler Communications
561-779-9202	416-500-8061
rrudman@continentalenergy.com	trevor@heislercommunications.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental Energy believes the expectations reflected in such forward-looking statements are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations are detailed from time to time in the Company’s periodic filings with the US Securities Exchange Commission.